

April 26, 2024

Kenneth McGrath
Chief Financial Officer
ORASURE TECHNOLOGIES INC
220 East First Street
Bethlehem, Pennsylvania 18015

> **Re: ORASURE TECHNOLOGIES INC**
> **Form 10-K filed March 11, 2024**
> **Item 2.02 Form 8-K filed February 27, 2024**
> **Response filed April 10, 2024**
> **File No. 001-16537**

Dear Kenneth McGrath:

We have reviewed your April 10, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Item 2.02 Form 8-K filed February 27, 2024

Exhibit 99.1
Orasure Technologies GAAP to Non-GAAP Reconcilation, page 10

1. We note your response to prior comment 2. The underlying facts and circumstances that lead to the inventory reserve adjustments, including your decision to terminate the manufacturing of your Covid-19 products in Thailand, do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please confirm that you will no longer exclude these inventory impairments from your non-GAAP measures.

2. We note that you include an adjustment for accelerated depreciation in your determination of non-GAAP cost of goods sold, gross margin, operating income, net income (loss) and

earnings (loss) per share. Confirm that you will no longer exclude accelerated depreciation from your non-GAAP measures. While the useful lives of the machinery and equipment utilized for InteliSwab® production in Thailand were shortened, the assets continued to contribute to revenue generation through the end of their useful lives.

Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services